EXHIBIT 2.1

FINAL

December 8, 2005

Instinet Holdings Incorporated

f/k/a Iceland Acquisition Corp.

c/o Silver Lake Partners

2725 Sand Hill Road, Suite 150

Menlo Park, CA 94025

Re: Transaction Agreement

Ladies and Gentlemen:

Reference is hereby made to the Transaction Agreement (the “Agreement”), dated as of April 22, 2005, by and among The Nasdaq Stock Market, Inc., a Delaware corporation, the Company and Iceland Acquisition Corp., a Delaware corporation, as amended and in effect as of the date hereof. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

This letter agreement will confirm the parties’ agreement and consent that:

1.	Section 1.1 of the Agreement is hereby amended by replacing the phrase,

““Closing Date” means the date on which the Merger is consummated, provided that all of the conditions set forth in Section 9.1 have been satisfied or waived by the applicable party or parties, which date shall be the first business day following the last day of an Instinet fiscal month end unless another date is agreed upon by the parties.”

with the phrase,

““Closing Date” means December 1, 2005.”

2.	Section 1.1 of the Agreement is hereby amended by deleting the phrase “as provided in Section 6.18 of the Merger Agreement” from the defined term “Retained Business Price”.

3.	Section 1.1 of the Agreement is hereby amended by (a) replacing the amount “$40,527,476” with the amount “39,677,476” and (b) deleting the phrase “as provided in Section 6.18 of the Merger Agreement” from the defined term “Target Retained Business Working Capital Amount”.

4.	Notwithstanding anything in this letter agreement or the Agreement to the contrary, for all purposes under the Agreement, the phrase “Closing Date” shall be deleted and replaced with the phrase “date of the Closing” in:

(a)	The defined terms: “Newco Assets, “ “Newco Economic Tax Period,” “Newco Employees, “ “Newco Liabilities,” “Post-Closing Shared Transaction Liabilities,” “Post-Closing Unallocated Undisclosed Liabilities,” “Pre-Closing LJR Adjusted Liabilities,”

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December 8, 2005

“Pre-Closing Shared Transaction Liabilities,” “Pre-Closing Unallocated Undisclosed Liabilities,” “Restructuring Deduction,” “Retained Business Price,” “Retained Liabilities,” “Undisclosed Liabilities;” and “VAB Tax Attributes;”

(b)	Section 2.3, Section 2.4, and the first occurrence of the phrase “Closing Date” in Section 2.7(a), Section 2.7(c);

(c)	Section 3.2(e) and Section 3.3(e);

(d)	Article IV;

(e)	Article V;

(f)	Article VI (other than Section 6.3);

(g)	Article VIII (other than Section 8.3); and

(h)	Article IX.

5.	Section 2.7(b) of the Agreement is hereby amended to read as follows:

“The Working Capital Statements shall be prepared in accordance with GAAP applied on a basis consistent with the preparation of the Reference Balance Sheets, except that irrespective of GAAP, the method of preparation of the Reference Balance Sheets and/or the Company’s policies, the Working Capital Statements shall be adjusted (i) to reflect the reversal of all inter-company receivables, payables, loans and other accounts (and settling with equity) through the final day of the month ending immediately prior to the Closing Date; (ii) to reflect any inter-company dividend payments between the close of business on the final day of the month ending immediately prior to the Closing Date and the Closing; (iii) to reflect the reversal (and settlement with equity) of all long-term “non-cash” liabilities and contra-assets (which, for the avoidance of doubt, includes deferred tax liabilities and deferred tax contra-assets including those associated with the Nasdaq investments, amortization, or intangibles); and (iv) to reflect zero taxes payable (i.e., settling with equity all accruals for taxes payable that appeared on the Working Capital Statements prior to giving effect to such settlement).”

6.	(a) Notwithstanding anything in this letter agreement or the Agreement to the contrary, to the extent not previously paid, Newco and Parent each agrees that it shall pay (or cause to be paid) to the other (or one of its Affiliates) by wire transfer of immediately available funds, all intercompany receivables, payables, loans and other accounts (but not tax accounts) which arise in the ordinary course during the period commencing on the Closing Date and continuing until the Closing between the ECN Entities, on the one hand, and the Company and the Newco Entities, on the other hand.

(b) Any payments set forth in Section 6(a) shall (i) be netted against each other (if more than one such payment exists) and (ii) be paid on the date payment is made with respect to the Retained Business Working Capital Adjustment, against which the net payment determined according to clause (i) hereof shall be further netted.

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December 8, 2005

7.	Notwithstanding anything in this letter agreement or the Agreement to the contrary, for all purposes under the Agreement, the parties agree that the defined term “Newco Liabilities” set forth in the Agreement shall include, without limitation, the following Liabilities:

(a)	termination fees in connection with the termination of the AT&T Master Agreement, dated as of July 3, 2003, between Instinet Corporation and AT&T Corp., not to exceed $1,184,758.07;

(b)	insurance costs in connection with reissuing stock certificates of Parent to Instinet and its Subsidiaries prior to the Closing, not to exceed $410,000.00;

(c)	corporate retention bonuses of Instinet, not to exceed $240,750.00; and

(d)	transaction fees relating to SEC filing fees, RR Donnelley printing fees and Mellon Investor Services, not to exceed $147,692.35.

In consideration of the foregoing and in connection with the Company’s reduction in revenues prior to the Closing with respect to the National Stock Exchange, at Closing, Parent shall pay to Newco by wire transfer of immediately available funds an amount equal to $2,916,600.21.

8.	Newco acknowledges that in connection with the Second Amendment to Sublease (“Second Amendment”), dated the date hereof, by and between REUTERS C LLC (f/k/a Reuters C Corp. and prior thereto as Instinet Corporation) (“Sublessor”), and Instinet, Newco (as assignee of the Sublease and the Second Amendment) shall deliver a letter of credit to Sublessor pursuant to the terms of the Second Amendment in an amount not to exceed $49,330,000.

9.	Notwithstanding anything in this letter agreement or the Agreement to the contrary, for all purposes under the Agreement, the parties agree that the defined term “Retained Assets” set forth in the Agreement shall include, without limitation, the Assets set forth on Schedule A attached hereto. In consideration of the foregoing, at Closing, Parent shall pay to Newco by wire transfer of immediately available funds an amount equal to $272,325.00.

10.	Tax Matters:

(a)	Section 1.1 of the Agreement is hereby amended by replacing the definition “Archipelago Offset Amount” with the following defined term:

““Archipelago Offset Loss” shall have the meaning set forth in definition of “VAB Tax Attribute”.”

(b)	Section 1.1 of the Agreement is hereby amended by replacing the definition of “Archipelago Tax Benefit” with the following:

““Archipelago Tax Benefit” means the economic benefit resulting from the application of the Archipelago Offset Loss against the net capital gain recognized on the Archipelago Sale pursuant to Section 4.5(b) or 4.5(c).”

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December 8, 2005

(c)	Section 1.1 of the Agreement is hereby amended by adding the following definition between the definitions of “Indemnitee” and “INET Embedded Refund”:

““Indemnity Attributes” shall have the meaning set forth in Section 5.3.”

(d)	Section 1.1 of the Agreement is hereby amended by adding the following phrase between the words “the” and “Final” in the first line of the definition of “INET Embedded Refund”:

“Retained Business Working Capital Amount as reflected on the”

(e)	Section 1.1 of the Agreement is hereby amended by adding the following definitions between the definitions of “Neutral Auditors” and “Newco”:

““ New Jersey Tax Attribute” means any Tax Attribute pertaining to New Jersey Taxes in the event that such Tax Attribute would not have existed if losses, deductions, or credits recognized by the Company or any of its Subsidiaries in the taxable year in which the Closing occurs for New Jersey Tax purposes had been permitted by Law to offset income recognized by such persons in such period to the extent necessary to permit such persons to obtain a refund of Relevant New Jersey Estimated Payments.”

““New Jersey Tax Benefits” shall have the meaning set forth in Section 4.17. “

(f)	Section 1.1 of the Agreement is hereby amended by adding the following definition between the definitions of “Newco Business Price” and “Newco Business Working Capital Amount”:

““Newco Business Taxes” shall have the meaning set forth in Section 4.1.”

(g)	Section 1.1 of the Agreement is hereby amended by adding the following phrase between the words “period” and “beginning” in the definition of “Newco Economic Tax Period”:

“or partial taxable period”

(h)	Section 1.1 of the Agreement is hereby amended by adding the following phrase after the word “Attributes” in the second line of the definition of “Parent Tax Attributes”:

“, the New Jersey Tax Attributes, and the Indemnity Attributes”

(i)	Section 1.1 of the Agreement is hereby amended by replacing the definition of “Pro Forma Loss Amount” with the following defined term:

“Pro Forma Loss Amount” means, for each taxable year beginning on or after January 1, 2005 and ending on or prior to the date of the Closing and the pre-Closing portion (as determined below) of any

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taxable period beginning before and ending after the date of the Closing, the excess, if any, of (x) the aggregate amount of deductions taken by the consolidated federal income tax group of which Instinet is the common parent for the federal income tax year in which the LJR Sale occurs over (y) the gross income of such consolidated federal income tax group for such federal income tax year under Section 61 of the Code; it being understood that if Instinet has not filed its federal Tax Return for such tax year as of the date of the Closing, Instinet shall estimate in good faith the amount of the Pro Forma Loss Amount, and such estimate shall be adjusted when Instinet actually files such Tax Return. In the case of taxable periods that begin before and end after the Closing, the Pro Forma Loss Amount shall include only those amounts attributable to the portion of such taxable period ending on and including the date of the Closing, determined on an “interim closing of the books” as of such date. For purposes of clause (x) and (y) above, the aggregate amount of deductions taken by the Instinet consolidated group shall be calculated without regard to any item or amount described in clauses (a), (c), (d) and (e) of the definition of VAB Tax Attribute. For purposes of clauses (x) and (y) above, the aggregate amount of deductions taken and income realized by the Instinet consolidated group shall be calculated without regard to any item or amount described in clauses (a), (c), (d), (e)(x) of the definition of VAB Tax Attributes, the LJR Gain, and the net capital gain recognized on the Archipelago Sale.”

(j)	Section 1.1 of the Agreement is hereby amended by adding the following definition after the definition of “Reference Balance Sheet”:

““Relevant New Jersey Estimated Payments” shall have the meaning set forth in Section 4.2.”

(k)	Section 1.1 of the Agreement is hereby amended by adding the following definition between the definitions of “Retained Business Price” and “Retained Business Working Capital Amount”:

““Retained Business Taxes” shall have the meaning set forth in Section 4.1.”

(l)	Section 1.1 of the Agreement is hereby amended by replacing the last clause in the definition of “VAB Tax Attributes”,

“it being further understood that neither the LJR Offset Loss nor the Archipelago Offset Loss shall be deemed to be a VAB Tax Attribute.”

with the phrase,

“it being further understood that none of the LJR Offset Loss, the Archipelago Offset Loss, or the New Jersey Tax Attributes and the

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Indemnity Attributes shall be deemed to be a VAB Tax Attribute; and it being further understood (for the avoidance of doubt) that in the event that the Purchase Price is treated as adjusted pursuant to this Agreement, the Net VAB Transaction Loss shall be adjusted accordingly.”

(m)	Section 1.1 of the Agreement is hereby amended by adding the following phrase between the words “benefit” and “resulting” in the first line of the definition of “VAB Tax Benefits”:

“realized by Parent, the Company, or any of their respective Subsidiaries, in any taxable period or partial period beginning after the date of the Closing (including any benefits attributable to a carryback from such period or partial period)”

(n)	Section 2.3(c) of the Agreement is hereby amended by adding the word “in” between the words “Assets” and “an” in the second line.

(o)	Section 2.6 of the Agreement is hereby amended by replacing the fifth sentence,

“Newco shall prepare and deliver IRS Form 8594 to the Company within ninety (90) days the Final Retained Business Working Capital Statement shall have become final and binding on the parties pursuant to Section 2.7 to be filed with the IRS.”

with the sentence,

“Newco shall prepare and deliver IRS Form 8594 to the Company within ninety (90) days after the Final Retained Business Working Capital Statement shall have become final and binding on the parties pursuant to Section 2.7 to be filed with the IRS.”

(p)	Section 4.1 of the Agreement is hereby amended by replacing the third sentence:

“Newco and the Company shall each use its reasonable best efforts to recover any Retained Business Taxes or Newco Business Taxes from any Taxing Authority or any third party with respect to which either Newco of the Company has a tax-sharing, tax allocation or similar agreement, and any such recovered Retained Business Taxes shall be for the account of the company and any such recovered Newco Business Taxes shall be for the account of Newco.”

with

“Newco and the Company shall each use its reasonable best efforts to recover any Retained Business Taxes or Newco Business Taxes from any Taxing Authority or any third party with respect to which either Newco or the Company has a tax-sharing, tax allocation or similar agreement, and any such recovered Taxes shall be shared in accordance with Section 4.2(c).”

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(q)	Section 4.2(a) of the Agreement is hereby amended by inserting the phrase “(other than Tax Returns described in Section 4.5(b)(x) and (y))” in the third sentence after the phrase “draft of such Consolidated Return.”

(r)	Section 4.2 of the Agreement is hereby amended by replacing Section 4.2(c)(iii) with the following:

“any refund resulting from the carry back of the LJR Offset Loss shall be for the account of Parent, and any refund resulting from the carry back of the Archipelago Offset Loss shall be for the account of Newco, neither of which shall be treated as a VAB Tax Benefit;”

(s)	Section 4.2 of the Agreement is hereby amended by adding to the end thereof the following sentence:

“Notwithstanding the foregoing, any refund of estimated payments of New Jersey Corporation Business Tax or Alternative Minimum Assessment made by the Company or any of its Subsidiaries during the Short Federal Tax Year (“Relevant New Jersey Estimated Payments”) shall be for the account of Newco.”

(t)	Section 4.4 of the Agreement is hereby amended by replacing Section 4.4(f):

“acknowledge the strong mutual interest of Parent and Newco to maximize the value of VAB Tax Attributes and utilize the VAB Tax Attributes as expeditiously as possible to create VAB Tax Benefits, and share all information that Parent reasonably determines to be relevant to identifying and utilizing VAB Tax Attributes; specifically, (i) Parent shall provide Newco with a copy of any filed Tax Return that includes Parent or the Company excluding any portion of any such Tax Return that Parent reasonably determines does not relate to any VAB Tax Attribute and (ii) Parent and Newco agree to consult with each other in good faith to explore strategic and structural initiatives, including during Parent’s annual review of potential strategic and structural initiatives with its tax advisors, to maximize the value and utilization rate of the VAB Tax Attributes; provided, however, that Parent shall have the sole discretion to determine whether or not to pursue any such strategic and structural initiatives; and”

with:

“acknowledge the strong mutual interest of Parent and Newco to maximize the value of Indemnity Attributes, VAB Tax Attributes, and New Jersey Tax Attributes, and utilize such attributes as expeditiously as possible to create Tax benefits, and share all information that Parent reasonably determines to be relevant to identifying and utilizing such Tax Attributes; specifically, (i) Parent shall provide Newco with a copy of any filed Tax Return that includes Parent or the Company excluding any portion of any such Tax Return that Parent reasonably determines does not relate to any such Tax Attribute and (ii) Parent and Newco agree to consult with each other in good faith to explore strategic and structural initiatives, including during Parent’s annual review of potential strategic and structural initiatives with its tax advisors, to maximize the value and utilization rate of such Tax Attributes; provided, however, that Parent shall have the sole discretion to determine whether or not to pursue any such strategic and structural initiatives; and”

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(u)	Section 4.4 of the Agreement is hereby amended by replacing Section 4.4(e) with the following:

“use reasonable best efforts and cooperate with each other to file for any available refund of Taxes as promptly as practicable including without limitation any Relevant New Jersey Estimated Payments;”

(v)	Section 4.5(b) of the Agreement is hereby amended by inserting the following at the end the first sentence of such Section: As soon as practicable after the filing of any Tax Return pursuant to Section 4.5(b)(x) or (y), the Company shall deliver to Newco a copy of such Tax Return.

(w)	Section 4.5 of the Agreement is hereby amended by replacing the final sentence of Section 4.5(b) with the following:

“To the extent Quick State-Local Filings are not available to recover any overpaid state or local estimated taxes, Parent, the Company or their respective Subsidiaries, as applicable, shall file their state and local income tax returns for the state or local taxable year in which the Closing occurs as soon as practicable, but in any event within 150 days of the first day on which such returns may be filed under applicable law; it being understood that the LJR Offset Loss (if the Company agrees to file its Tax Return for the Short Federal Tax year reporting both the Closing and the LJR Sale as occurring in the Short Federal Tax Year pursuant to Section 4.16(a)) shall be given priority over any Tax Attribute in offsetting the LJR Gain and the Archipelago Offset Loss shall be given priority over any Tax Attributes in offsetting the net capital gain recognized on the Archipelago Sale.”

(x)	Section 4.5 of the Agreement is hereby amended by replacing the Section 4.5(c) with the following:

“As soon as practicable, but in any event within 150 days of the close of the Short Federal Tax Year and 180 days of the close of the first tax year in which Parent and the Company are members of the same federal income tax consolidated group (the “First Parent Year”) (or, in the case of state and local taxes, and corresponding state or local tax year), as applicable, Parent, the Company or their respective Subsidiaries, as applicable, shall carry back any VAB Tax Attributes so available to be carried back (it being understood that the LJR Offset Loss and the Archipelago Offset Loss, which are not VAB Tax Attributes, will be carried back to offset the LJR Gain and the net capital gain recognized on the Archipelago Sale, respectively, prior to the Net VAB Transaction Loss, and any refund obtained from the carryback of the LJR Offset Loss and the Archipelago Offset Loss shall be for the account of Parent and

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Newco respectively, and neither the LJR Offset Loss nor the Archipelago Offset Loss shall be deemed to be the realization of a VAB Tax Attribute).”

(y)	Section 4.5 of the Agreement is hereby amended by replacing the first sentence of Section 4.5(d) with the following:

“If the Closing is not considered to occur for federal income tax purposes within the same taxable year in which the LJR Sale occurs, subject to applicable limitations under applicable Laws, the Net VAB Transaction Loss, to the extent not carried back pursuant to Section 4.5(c), shall be applied to reduce Taxes that would otherwise be payable by Parent, the Company or their respective Subsidiaries, as applicable, in the taxable year in which such Net VAB Transaction Loss is incurred (the “VAB Loss Year”), as determined on a modified with and without basis with regard to any items of income or loss incurred in such VAB Loss Year, treating any net operating losses, net capital losses or tax credits incurred in such VAB Loss Year and any VAB Tax Attributes carried into such VAB Loss Year as utilized prior to the utilization of any New Jersey Tax Attributes or Parent Tax Attributes but after the utilization of any Indemnity Attributes incurred in or carried into such VAB Loss Year.”

(z)	Section 4.6(c) of the Agreement is hereby amended by inserting the following phrase between the words “plus” and “Pro Forma Loss Amount”:

“the product of (i) forty percent (40%) multiplied by (ii)”.

(aa)	Section 4.7(a) of the Agreement is hereby amended by replacing the third sentence,

“With respect to any VAB Tax Benefit realized with respect to (x) a Net VAB Transaction Loss that reduces any estimated tax payment in the First Parent Year (or any corresponding state or local tax year) or (y) a Restructuring Deduction that reduces any estimated tax payment in any Restructuring Year (or any corresponding state or local tax year), such VAB Tax Benefit shall be realized on the due date of such estimated tax payment.”

with the sentence,

“With respect to any VAB Tax Benefit realized with respect to a Net VAB Transaction Loss that reduces any estimated tax payment in the First Parent Year (or any corresponding state or local tax year), such VAB Tax Benefit shall be realized on the due date of such estimated tax payment.”

(bb)	Section 4.7(b) of the Agreement is hereby amended by adding the word “the” between the words “to” and “Archipelago” in the first sentence.

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(cc)	Section 4.11 of the Agreement is hereby amended by replacing the last sentence of such section with the following:

“The parties agree that any payments among the Company or Parent on the one hand and Newco on the other pursuant to this Article IV will be treated for Tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable Law.”

(dd)	Section 4.12 of the Agreement is hereby amended by adding the words “, Section 5.3” between the words “Article IV” and “and”.

(ee)	Section 4.16(a) of the Agreement is hereby amended to read in its entirety as follows:

“If Parent and Newco agree, at least 45 days prior to the Closing, that the Closing and the LJR Sale are more likely than not to be treated as occurring in the same taxable year for federal income tax purposes, (i) the Company shall file its Tax Return for the Short Federal Tax Year reporting both the Closing and the LJR Sale as occurring in the Short Federal Tax Year (unless there has been a subsequent change in Law which prohibits such treatment, in which case section 4.16(b) shall apply) and (ii) immediately prior to the Closing, Parent shall contribute to the capital of the Company an amount of cash equal to any payments of federal, state and local estimated taxes made by the Company with respect to such taxable year (other than Relevant New Jersey Estimated Payments), and the Company shall be entitled to file for a refund of such overpaid estimated taxes to the extent of such contribution (it being understood that in no event shall Newco be liable to reimburse Parent for any such amount if such refund is unavailable).”

(ff)	A new Section 4.17 of the Agreement shall be added to read in its entirety as follows:

“Section 4.17. New Jersey Tax Attributes. Parent shall pay cash to Newco in the amount of the New Jersey Tax benefit received by Parent, the Company, or any of their Subsidiaries after the Closing as a result of the utilization of New Jersey Tax Attributes (“New Jersey Tax Benefits”) within five business days after receiving such benefit. For purposes of determining when New Jersey Tax Benefits are deemed to be received by Parent, the Company, or any of their respective Subsidiaries, (x) each such person shall carry back or carry forward any New Jersey Tax Attributes of such person, subject to applicable limitations under applicable Laws, to offset, in each Carry Year, any taxable income or gain with respect to which such person would be liable for New Jersey Taxes, it being understood that any New Jersey Tax Attributes shall be deemed utilized in a Carry Year after the utilization of any Indemnity Attributes or VAB Tax Attributes but prior to the utilization of any Parent Tax Attributes in such Carry Year, and (y) a Tax benefit shall be deemed to be actually recognized or received on the date that (i) a refund of any Taxes paid is actually received by any such person, (ii) any such person is required to make, or would otherwise be required to make, a payment of Taxes and the amount of such payment is reduced or offset by New Jersey Tax Attributes, or (iii) the amount of New Jersey Tax actually payable for the taxable year in which the Closing occurs in excess of the Relevant New Jersey Estimated Payments is determined to be less than $1.2 million; it being understood that, notwithstanding anything else in this Agreement to the contrary, such determination shall be deemed to be the receipt of a New Jersey Tax Benefit.”

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(gg)	Section 5.3 of the Agreement is hereby amended to read in its entirety as follows:

“Section 5.3 Reduction of Indemnifiable Losses for Tax Benefits and Insurance Benefits Received. For purposes of Section 4.1, this Article V, Section 8.2 and Section 8.5, the calculation of any Tax-related payment under Section 4.1 or any Indemnifiable Loss will reflect (i) the amount of any Tax benefit actually recognized by the Indemnitee for United States federal, state or local income tax purposes in respect of such Tax-related payment or Indemnifiable Loss (net of any tax incurred by the Indemnitee for United States federal, state or local income tax purposes arising from the receipt of any indemnification payment hereunder in respect of such Tax-related payment or Indemnifiable Loss (grossed up to reflect such increase), it being understood that in no event shall any adjustment to the Purchase Price resulting from such receipt be deemed to give rise to a tax cost for this purpose, and that the offset of any taxable income realized as a result of such Purchase Price adjustment by any deduction or Tax Attribute shall not constitute the realization of a VAB Tax Benefit), in each case, in the year in which such Tax benefit is recognized and (ii) the amount of any insurance proceeds or indemnification payments received by the Indemnitee in respect of such Indemnifiable Loss (net of all reasonable costs and expenses incurred by the Indemnitee in recovering such insurance proceeds). Each Indemnitee shall use its commercially reasonable efforts to recover from its insurers or other sources or reimbursement or recovery the maximum portion of any Indemnifiable Loss that is recoverable from such sources. For purposes of determining the Tax benefit recognized by Parent, the Company, or any of their respective Subsidiaries in respect of a Tax-related payment or Indemnifiable Loss, (x) each such person shall carry back or carry forward any Tax Attributes of such person in respect of such Tax-related payment or Indemnifiable Loss (collectively, together with any losses, deductions or credits in respect of such Taxes available for utilization in the current period, “Indemnity Attributes”), subject to applicable limitations under applicable Laws, to offset, in each Carry Year, any taxable income or gain with respect to which such person would be liable for Taxes, it being understood that any Indemnity Attributes shall be deemed utilized in a Carry Tax Year prior to the utilization of any VAB Tax Attributes, New Jersey Tax Attributes or any Parent Tax Attributes in such Carry Year, and (y) a Tax benefit shall be deemed to be actually recognized or received on the date that (i) a refund of any Taxes paid is actually received by the Indemnified Party, or (ii) the Indemnified Party is required to make, or would otherwise be required to make, a payment of Taxes and the amount of such payment is reduced or offset by Indemnity Attributes. For the avoidance of doubt, the amount of any indemnification payment that is required to be made pursuant to this Agreement shall be calculated without regard to any Tax

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benefits to be received by the Indemnified Party unless the Indemnified Party has recognized or received such Tax benefit prior to receiving such indemnification payment. In the event any indemnification payment is made by an Indemnifying Party to an Indemnitee in respect of a Tax-related payment or Indemnifiable Loss and the Indemnitee thereafter receives such Tax benefit, net insurance proceeds or indemnification payments, the Indemnitee shall promptly reimburse such Indemnifying Party an amount equal to the amount of such Tax benefit, net insurance proceeds or indemnification payments.”

(hh)	Any payments made pursuant to this letter agreement will be treated for Tax purposes as an adjustment to the Purchase price, unless otherwise required by applicable Law.

11.	Section 6.7(b) of the Agreement is hereby amended by replacing the amount “3,500,000” with the amount “2,150,000”.

12.	Parent and Newco hereby acknowledge that the preliminary working capital statement furnished by the Company to Parent and Newco on the date hereof was created in good faith and is not a representation or warranty by the Company as to what the final working capital will be as of November 30, 2005 or as to the financial condition of the Company at any time after November 30, 2005.

13.	Parent and Newco hereby agree that the Closing and the LJR Sale are more likely than not to be treated as occurring in the same taxable year for federal income tax purposes.

Except as specifically provided in this letter agreement, this letter agreement shall not be deemed to amend or alter any other terms, obligations or conditions set forth in the Agreement or any of the documents referred to therein. Wherever the Agreement is referred to in the Agreement or in any other agreements, documents, instruments, certificates, such reference shall be to the Agreement as amended hereby. Except as expressly amended hereby, the terms and conditions of the Agreement shall continue in full force and effect.

This letter agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This letter agreement and all claims and Actions arising from or relating to this letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to such State’s principles of conflict of laws.

Sincerely,

THE NASDAQ STOCK MARKET, INC.

By:	/s/ Adena Friedman
Name:	Adena Friedman
Title:	Executive Vice President

NORWAY ACQUISITION CORP.

By:	/s/ Ronald Hassen
Name:	Ronald Hassen
Title:	Controller

Agreed as of the date and year first above written:

INSTINET HOLDINGS INCORPORATED f/k/a Iceland Acquisition Corp.

By:	/s/ John Osnoss
Name:	John Osnoss
Title:	Vice President

[Signature Page to Letter Agreement by and among Instinet Holdings Incorporated,

The Nasdaq Stock Market, Inc. and Norway Acquisition Corp.]